650 Page Mill Road Palo Alto, CA 94304-1050 650.493.9300 650.493.6811 www.wsgr.com

January 14, 2021

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Matthew Crispino Jan Woo Larry Spirgel Melissa Kindelan Kathleen Collins

Re:	Roblox Corporation Registration Statement on Form S-1 Filed December 1, 2020 Correspondence filed December 23, 2020 File No. 333-250204

Ladies and Gentlemen:

On behalf of our client, Roblox Corporation (“Roblox” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated January 8, 2021, relating to the above referenced Registration Statement on Form S-1/A (the “Registration Statement”) and the Correspondence filed December 23, 2020, including the Appendix A to such Correspondence (“Correspondence”). The Company notes that it has filed an amended Registration Statement on Form S-1/A on January 8, 2021 (the “Amended Registration Statement”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. For the Staff comments that have not been previously addressed in the Amended Registration Statement, attached as Appendix A to this letter the Company has provided for the Staff’s consideration the amended pages of the Registration Statement that the Company anticipates including in a subsequent filing of the Registration Statement (the “Supplemental Disclosure”). Except for page references appearing in the headings and Staff comments below (which are references to the Correspondence) or as otherwise referenced, all page references herein correspond to the Supplemental Disclosure.

Correspondence filed December 23, 2020

AUSTIN    BEIJING    BOSTON    BRUSSELS     HONG KONG    LONDON    LOS ANGELES    NEW YORK

PALO ALTO    SAN DIEGO    SAN  FRANCISCO    SEATTLE    SHANGHAI    WASHINGTON, DC    WILMINGTON, DE

Securities and Exchange Commission

January 14, 2021

General

1.

We note that your preliminary price range was not shared with any potential investors. Clarify whether there were any price-related discussions with potential institutional investors or registered holders.

The Company respectfully advises the Staff while it conducted testing the waters meetings with potential investors in early November 2020 and received broad feedback on potential Company valuation during those meetings consistent with a typical IPO process, it did not engage in any per-share price-related discussions with such potential investors. In addition, the underwriters did provide a preliminary price range to the Company’s board of directors, which includes representatives of some of its registered holders, but such information was delivered to such individuals in their capacity as directors with a fiduciary duty to the Company and its stockholders. The Company also notes that following such discussions, it completed a private placement on January 6, 2021 for a series of its convertible preferred stock at $45.00 per share and also obtained a new 409A valuation report which valued the Company’s common stock at $41.52 per share, which is more current information than what was available at the time of these testing the waters meetings or when discussions took place with the board of directors relating to the preliminary price range.

Appendix A to Correspondence filed December 23, 2020

Our listing differs significantly from an underwritten initial public offering, page 56

2.

We note your disclosure that “there will be no book building process.” However, your financial advisors did engage in book building activities when the offering was being underwritten (e.g. testing the waters activities). Clarify whether there is any information gained from their aborted book building process that the financial advisors will communicate to the DMM that would not have been communicated to the DMM in the absence of the abandoned underwritten offering.

The Company respectfully advises the Staff that as noted in the Company’s response to the Staff’s comment 1, while the Company engaged in testing the waters meetings, Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC did not engage in further book building activities, either in their capacity as underwriters in the Company’s proposed underwritten offering or as financial advisors in the direct listing. As a result, there was no relevant information gained from the financial advisors’ aborted book building process, and no such information will be communicated to the DMM. The Company’s most recent 409A valuation report with a valuation date of December 31, 2020, which took into account the sale price in the recent private placement for a series of the Company’s convertible preferred stock, and such private placement sales price itself, will serve as the primary information that the financial advisors are expected to provide the DMM. As noted in the Company’s response to the Staff’s comment 1, this information is more current and relevant than the informal Company valuation information derived from the book building activities when the offering was being underwritten.

In response to the Staff’s comment, in the Supplemental Disclosure please find the proposed language that the Company intends to include in the next amendment to the

Securities and Exchange Commission

January 14, 2021

Registration Statement to revise the disclosures on pages 56, 57, 58 and 187 of the Registration Statement to make clear that there may have been prior preliminary book building activities, but such information is not current or relevant to the proposed offering and the Company’s financial advisors do not intend to communicate any information gained from such process with the DMM.

Principal and Registered Stockholders, page 167

3.	Clarify whether you will be registering all your outstanding shares of Class A common stock for resale which could not be freely resold pursuant to Rule 144.

The Company respectfully advises the Staff that it will be registering all outstanding shares held by non-affiliates for resale which could not be freely resold pursuant to Rule 144. With respect to shares held by certain of its affiliates, the Company will only register a portion of the securities held by such affiliates that could not be freely resold pursuant to Rule 144. The number of shares to be registered on behalf of affiliates was determined in part based on an evaluation of past practice for registration of affiliate shares in other direct listings and the Company’s assessment of a reasonable number of shares to make available for its affiliates to sell.

Plan of Distribution, page 186

4.

Tell us whether Goldman Sachs & Co. LLC or Morgan Stanley & Co. LLC discussed with any of the registered holders the possibility of selling their shares in the aborted initial public offering. In addition, tell us about the nature of contact with institutional investors as part of the underwriter’s book building process.

The Company respectfully advises the Staff that Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC did not discuss with any of the registered holders the possibility of selling their shares in the aborted initial public offering. The Company further advises the Staff that it and its underwriters conducted preliminary discussions with potential buy-side institutional investors as part of testing the waters meetings that were held in early November 2020. These conversations focused on interest in the Company, its business and financial performance, and potential Company valuation, and did not include per share price or share demand-related discussions.

5.

Please remove the disclosure that the “financial advisors and any affiliated persons will endeavor to observe, a five-day restricted period” which appears to be qualifying your disclosure regarding not violating Regulation M.

In response to the Staff’s comment, the Company has revised the disclosure on page 186 in the Supplemental Disclosure to remove the disclosure that the financial advisors and any affiliated persons will endeavor to observe, a five-day restricted period.

6.	Please identify the “other financial advisors” that you reference on pages 57 and 187.

Securities and Exchange Commission

January 14, 2021

The Company respectfully advises the Staff that it expects to engage other financial advisors, but has not yet formally engaged such other advisors at this time.

7.

Tell us whether the financial advisors or the company’s founder consulted with registered stockholders or other existing stockholders regarding their desire or plans to sell shares in the public market following the listing or discussed with potential investors their intentions to buy your Class A common stock in the open market following the listing.

The Company respectfully advises the Staff that while the financial advisors did not participate in such discussions, in evaluating whether to convert from a proposed initial public offering to a direct listing and assessing the desirability of this conversion, the Company engaged in preliminary discussions with a limited number of its registered and other stockholders regarding their desire or plans to sell shares in the public market following such listing. However, such conversations were exploratory in nature and the Company did not request, nor did it receive, any formal commitments or indications of interest regarding such stockholders’ plans to sell shares in the public market following an offering. Additionally, in connection with negotiations related to the recent private placement for a series of the Company’s convertible preferred stock, the Company communicated to the private placement investors that the Company would register the Class A common stock issuable upon conversion of such convertible preferred stock in the Registration Statement, and extend the period during which it will maintain an effective Registration Statement until such shares may be resold pursuant to Rule 144. However, the Company did not request, nor did it receive, any formal commitments or indications of interest from the investors purchasing such convertible preferred stock regarding their plans to sell such shares in the public market following an offering.

The Company further advises the Staff that following the decision to pursue a direct listing, the Company did not discuss with any potential buy-side investors their intentions to buy the Company’s Class A common stock in the open market following the listing.

Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC, in their role as financial advisors, are expected to engage in activities to determine pre-listing selling and buying interest in the Company’s Class A common stock, including consultation with certain institutional investors (which may include certain registered holders). These activities, however, will be done without coordination with, and will not be conducted for or on behalf of, the Company.

8.

Please clarify and discuss the specific NYSE rule text that you are relying on to permit more than one financial advisor (i.e., both Goldman and Morgan here) to consult with the DMM regarding the direct listing’s opening price.

The Company acknowledges the Staff’s comment and respectfully submits that it does not believe that NYSE Rule 7.35A(g) requires only one financial advisor to the DMM, but rather the reference to “a financial advisor” in NYSE Rule 7.35A(g) is not exclusive and that there must be at least one such financial advisor to the DMM. In this regard, the Company and its legal counsel have consulted with the NYSE regarding Rule 7.35A(g) of the NYSE Listed

Securities and Exchange Commission

January 14, 2021

Company Manual and confirmed that the DMM may consult with more than one financial advisor in connection with the pricing/opening of a direct listing. The Company also respectfully notes that it believes that having more than one financial advisor available to consult with the DMM in connection with the opening of trading of the direct listing of its Class A common stock is consistent with the approach taken by other issuers in direct listings on the NYSE. However, the Company supplementally advises the Staff that Goldman Sachs & Co. LLC will be the primary financial advisor to consult with the DMM.

9.

Please clarify and confirm precisely which NYSE rule specifically requires more than one financial advisor to provide the specific information regarding “the ownership of the outstanding Class A common stock and pre-listing selling and buying interest in such stock that the financial advisors become aware of from potential investors and holders of such stock, including after consultation with certain institutional investors (which may include certain of the registered holders).” Please consider whether it would be more accurate to delete or revise any explicit references to or the use of the phrase “pursuant to the NYSE rules.” Please also clarify and confirm precisely which NYSE rule requires Goldman and Morgan, in their capacity of “financial advisors,” to provide the DMM with the fair value per share, as determined by the Company’s most recently completed independent Class A common stock valuation report, prepared by an independent third party on the Company’s behalf (without any financial advisor participating in the preparation of such report). Clarify whether this is intended to be the same consultation with the DMM as with respect to the opening price.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 186 of the Supplemental Disclosure to remove the phrase “pursuant to the NYSE rules” when discussing the information the financial advisors expect to provide to the DMM regarding their understanding of the ownership of the Company’s outstanding Class A common stock and pre-listing selling and buying interest in suck stock and when describing the expectation that the financial advisors will provide the DMM with the Company’s fair value per share.

10.

Please clarify and confirm that the “pre-opening indication(s)” (in contrast to the “Opening Price”) is updated by the DMM and made available on the consolidated tape and the NYSE market data feeds without any consultation with a financial advisor.

In response to the Staff’s comment, the Company respectfully confirms for the Staff its understanding that it is the DMM who has the authority to set the pre-opening indications. The Company also advises the Staff that it has been advised that the pre-opening indications will be available to the market without any form of filtering through the financial advisors. But the Company does believe that the DMM will and should consult with the financial advisors about the pre-opening indications and that this consultation is a critical piece of the information the DMM will collect in connection with the listing.

11.

Please remove your reference to “discounts, concessions, or commissions as to particular broker-dealers [that] may be in excess of those customary in the types of transactions involved” to avoid an unintended reference to Regulation M’s “special selling efforts/selling methods.”

Securities and Exchange Commission

January 14, 2021

In response to the Staff’s comment, the Company has revised the disclosure on page 188 of the Supplemental Disclosure to remove the reference to discounts, concessions, or commissions as to particular broker-dealers [that] may be in excess of those customer in the types of transactions involved.

Amendment 1 to Registration Statement on Form S-1

Capitalization, page 72

12.

We note the terms for automatic conversion of the convertible preferred stock, which include the closing of an initial public offering where aggregate proceeds exceed $50 million. Given the change in this offering to a direct listing, whereby the company will not receive proceeds, tell us why it is appropriate to continue to reflect the automatic conversion of your convertible preferred stock on a pro forma basis.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that in connection with the recent private placement for a series of the Company’s convertible preferred stock, the Company amended and restated its certificate of incorporation as currently in effect in part to provide for an automatic conversion of the Company’s outstanding convertible preferred stock immediately prior to the filing and effectiveness of its post-IPO amended and restated charter, which is anticipated to be filed and effective shortly before the effectiveness of the Registration Statement. The amended and restated certificate of incorporation as currently in effect is included as Exhibit 3.1 to the Amended Registration Statement.

Note 1. Overview and Summary of Significant Accounting Policies

Revenue Recognition, page F-11

13.	We continue to consider your responses to prior comments 8, 10 and 11.

The Company acknowledges the Staff’s comment.

Note 14. Subsequent Events (Unaudited), page F-35

14.

Please revise to disclose the value of the Class A common shares issued in each of the Imbellus and LoomAi acquisitions. Also, revise to disclose the estimated unrecognized compensation expense related to the November 2020 RSU grants. Refer to ASC 855-1050-2(b).

The Company respectfully advises the Staff that it has provided the value of the Class A common shares issued in connection in each of the Imbellus and LoomAI acquisitions on page 81 of the Amended Registration Statement and that is has disclosed the estimated unrecognized compensation expense related to the November 2020 RSU grants on page F-35 of the Amended Registration Statement.

* * * *

Securities and Exchange Commission

January 14, 2021

If you require any additional information on the matters contained in this letter, or if we can provide you with any other information that will facilitate your review, please advise us at your earliest convenience. You may reach me at (650) 565-3596 or mcoke@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Michael Coke
Michael Coke

cc:

David Baszucki, Roblox Corporation

Michael Guthrie, Roblox Corporation

Mark Reinstra, Roblox Corporation

Edwin Hormozian, Deloitte & Touche LLP

Tony Jeffries, Wilson Sonsini Goodrich & Rosati, P.C.

Lianna Whittleton, Wilson Sonsini Goodrich & Rosati, P.C.

Kevin Kennedy, Simpson Thacher & Bartlett LLP